Exhibit 99.1
Riskified Reports Strong Year-over-Year Revenue Increase of 26% in Third Quarter
Management to host a conference call today, November 16, at 8:30 a.m. ET
NEW YORK, November 16, 2021 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a fraud management platform enabling frictionless eCommerce, today announced financial results for the three and nine months ended September 30, 2021. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“The strong year-over-year increase of 28% in gross merchandise volume and 26% growth in revenue we delivered in the third quarter of 2021 underscore that many of the world’s largest online merchants are increasingly recognizing Riskified’s machine learning platform as the trusted solution for fraud management,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified. “Considering that the nearly $21 billion we processed in eCommerce GMV this quarter still represents a small sliver relative to the global eCommerce market opportunity over the next few years, we are more energized than ever to support the world’s largest eCommerce companies as they migrate away from legacy systems to our modern scalable platform.”
Q3 2021 Business Highlights

•Continued to expand Riskified's leadership in the luxury fashion industry with the addition of Louis Vuitton, the French fashion house and luxury goods company.

•Implemented Policy Protect product for one of Riskified's largest merchants for all of their online orders over a multiyear period, a strong validation that Riskified is well positioned to help drive additional return on investment for its merchants by solving some of their hardest challenges.

•Hosted Riskified’s 2021 Merchant Summit, where dozens of large merchants from fashion, fitness, travel, and other industries networked and learned the latest on fraud techniques and solutions.
Q3 2021 Financial Performance Highlights
•Gross merchandise volume (“GMV”)(1) and revenue of $20.9 billion and $52.5 million, respectively, representing year-over-year growth of 28% and 26%, respectively, primarily driven by the expansion of the platform from new and existing merchants and organic growth related to eCommerce growth. This growth reflects anticipated headwinds associated with the implementation of Payment Service Directive Two (“PSD2”) regulation, along with more muted eCommerce trends and global supply chain issues.
•Gross profit growth from $22.0 million for the three months ended September 30, 2020 to $24.3 million for the three months ended September 30, 2021, representing year-over-year growth of 10% primarily driven by increases in GMV.
•Net loss increased from a loss of $10.7 million for the three months ended September 30, 2020 to a loss of $86.9 million for the three months ended September 30, 2021, primarily driven by non-recurring non-cash charges of $64.4 million relating to the remeasurement of convertible preferred share warrants in conjunction with the IPO.
•GAAP net loss per share increased $0.02 from a loss of $0.76 for the three months ended September 30, 2020 to a loss of $0.78 for the three months ended September 30, 2021. Non-GAAP net loss per share(2) increased $0.07 from a loss of $0.01 for the three months ended September 30, 2020 to a loss of $0.08 for the three months ended September 30, 2021.
•Adjusted EBITDA(2) decreased from negative $1.8 million for the three months ended September 30, 2020 to negative $13.8 million for the three months ended September 30, 2021 due to various growth investments in the business, such as our global hiring initiatives.
•Cash and cash equivalents, restricted cash, and short-term deposits of $534.1 million as of September 30, 2021, an increase of $413.4 million from $120.7 million as of December 31, 2020, primarily due to net proceeds of $392.3 million from the IPO, which is net of $26.2 million in underwriting discounts and commissions.

The following table summarizes our consolidated financial results for the three months ended September 30, 2021 and 2020 in thousands except for per share data:

	Three Months Ended September 30,
	2021	2020
	(unaudited)
Revenue	$52,533	$41,695
Gross profit	$24,283	$22,030
Operating profit (loss)	$(22,920)	$(2,700)
Net profit (loss)	$(86,853)	$(10,680)
Adjusted EBITDA(2)	$(13,759)	$(1,772)
Net profit (loss) per share	$(0.78)	$(0.76)
Non-GAAP net profit (loss) per share(2)	$(0.08)	$(0.01)
“We are happy with our overall growth momentum year-to-date, and we expect to continue to benefit from strong underlying growth in global eCommerce, fueled by the expansion of omnichannel purchase options and higher eCommerce penetration rates,” said Aglika Dotcheva, Chief Financial Officer of Riskified. “Riskified applies unique data and machine learning capabilities to a massive and growing market. Our commitment to creating best in class solutions that solve complex problems takes time and resources. As such, we will continue to prioritize investments in the growth of our technology, our products, and our global operations team as we focus on optimally serving our customers over the long-term.”
Financial Outlook

For the year ending December 31, 2021, Riskified expects:

•Revenue between $226.2 million and $227.2 million
•Negative Adjusted EBITDA between $24.5 million and $25.5 million(3)
_______________
(1) GMV is a key performance indicator. See “Key Performance Indicators and Non-GAAP Metrics” for more details.

(2) Non-GAAP net profit (loss) per share and Adjusted EBITDA are non-GAAP metrics. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding these non-GAAP metrics and “Reconciliation of GAAP to Non-GAAP Metrics” for a reconciliation of each of these non-GAAP metrics to the respective most directly comparable GAAP metrics.

(3) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2021 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss) cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share- based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP metrics in the future.
Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 16, 2021 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com.

Approximately one hour after completion of the live call, an archived version of the webcast will be available on Riskified's Investor Relations website at ir.riskified.com for a period of at least 30 days. To access the conference call telephonically, callers in the United States may dial 1-877-311-0521 or 1-470-495-9499 for callers outside of the United States and enter conference ID 8798659. A telephonic replay of the conference call will be available until November 23, 2021, beginning two hours after the end of the conference call. To access the replay, callers in the United States may dial 1-855-859-2056 or 1-404-537-3406 and enter the same conference ID listed above for the live call.

Key Performance Indicators and Non-GAAP Metrics
This press release and the accompanying tables contain certain key performance indicators and non-GAAP metrics: GMV, Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial metrics should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, and share-based compensation expense.

We define non-GAAP operating expenses as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, and share-based compensation expense.

We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares, which are defined below.

We define non-GAAP net profit (loss), which is used to compute non-GAAP net profit (loss) per share, as GAAP net profit (loss) adjusted to remove the effects of unique or non-recurring items such as remeasurement losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as non-cash expenses such as depreciation and amortization, and share-based compensation expense.

We define non-GAAP weighted-average shares, which is used to compute non-GAAP net profit (loss) per share, as GAAP weighted average shares used to compute net profit (loss) per share, adjusted to reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.

Adjusted EBITDA, non-GAAP operating expenses, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP metrics.
Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements, including statements regarding our future growth potential, internal modeling assumptions, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions), global supply chain issues and other factors that may impact eCommerce volumes, that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to develop enhancements to our products; our ability to attract new merchants, retain existing merchants and increase the sales of our products to large enterprises; merchant concentration; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which may impact our GMV; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our reliance on Amazon Web Services; our dependence on our senior management and our ability to attract new talent; our limited experience in determining the optimal pricing for our products; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus dated and filed with the Securities and Exchange Commission on July 30, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chris Mammone | The Blueshirt Group for Riskified | ir@riskified.com

Corporate Communications: Rowena Kelley | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of September 30, 2021	As of December 31, 2020

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$444,489	$103,609
Restricted cash	4,586	3,048
Short-term deposits	85,024	14,009
Accounts receivable, net	23,459	37,194
Prepaid expenses and other current assets	15,102	5,639
Total current assets	572,660	163,499
Property and equipment, net	10,930	4,640
Deferred contract acquisition costs	8,585	6,983
Other assets, noncurrent	6,355	5,439
Total assets	$598,530	$180,561
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,468	$1,507
Accrued compensation and benefits	17,990	15,548
Guarantee obligations	8,454	12,445
Provision for chargebacks, net	8,195	10,582
Accrued expenses and other current liabilities	14,995	11,839
Total current liabilities	55,102	51,921
Other liabilities, noncurrent	7,584	12,385
Total liabilities	62,686	64,306
Convertible preferred shares, no par value and NIS 0.0008 par value per share as of September 30, 2021 (unaudited) and December 31, 2020, respectively; zero and 33,295,097 shares authorized as of September 30, 2021 (unaudited) and December 31, 2020, respectively; zero and 29,878,116 shares issued and outstanding as of September 30, 2021 (unaudited) and December 31, 2020, respectively; aggregate liquidation preference of zero and $165,558 as of September 30, 2021 (unaudited) and December 31, 2020, respectively	—	159,564
Shareholders’ equity (deficit):
Class A ordinary shares, no par value and NIS 0.0008 par value per share as of September 30, 2021 (unaudited) and December 31, 2020, respectively; 900,000,000 and 91,704,900 shares authorized as of September 30, 2021 (unaudited) and December 31, 2020; 74,281,213 and 14,310,552 shares issued and outstanding as of September 30, 2021 (unaudited) and December 31, 2020, respectively	—	4
Class B ordinary shares, no par value; 232,500,000 and zero shares authorized as of September 30, 2021 (unaudited) and December 31, 2020, respectively; 89,118,938 and zero shares issued and outstanding as of September 30, 2021 (unaudited) and December 31, 2020, respectively	—	—
Additional paid-in capital	754,517	24,366
Accumulated deficit	(218,673)	(67,679)
Total shareholders’ equity (deficit)	535,844	(43,309)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$598,530	$180,561

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenue	$52,533	$41,695	$159,308	$112,691
Cost of revenue	28,250	19,665	73,095	53,060
Gross profit	24,283	22,030	86,213	59,631
Operating expenses:
Research and development	14,251	9,504	38,384	26,752
Sales and marketing	17,466	9,669	44,950	31,173
General and administrative	15,486	5,557	30,798	15,932
Total operating expenses	47,203	24,730	114,132	73,857
Operating profit (loss)	(22,920)	(2,700)	(27,919)	(14,226)
Interest income, net	145	43	214	115
Other income (expense), net	(64,601)	(7,712)	(122,888)	(1,243)
Profit (loss) before income taxes	(87,376)	(10,369)	(150,593)	(15,354)
Income tax (benefit) expense	(523)	311	401	341
Net profit (loss)	$(86,853)	$(10,680)	$(150,994)	$(15,695)
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.78)	$(0.76)	$(3.21)	$(1.13)
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	111,164,396	14,088,284	47,073,853	13,940,459

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(150,994)	$(15,695)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(25)	36
Provision for (benefit from) account receivable allowances	273	(42)
Depreciation and amortization	1,787	915
Amortization of deferred contract costs	2,845	1,360
Remeasurement of convertible preferred share warrant liabilities	101,413	1,984
Remeasurement of convertible preferred share tranche rights	21,260	966
Share-based compensation expense	13,632	7,306
Other	424	—
Changes in operating assets and liabilities:
Accounts receivable	13,357	1,604
Deferred contract acquisition costs	(3,707)	(4,074)
Prepaid expenses and other assets	(10,928)	(1,401)
Accounts payable	1,185	(2,563)
Accrued compensation and benefits	2,241	3,169
Guarantee obligations	(3,991)	(1,232)
Provision for chargebacks, net	(2,387)	1,840
Accrued expenses and other liabilities	7,358	1,394
Net cash provided by (used in) operating activities	(6,257)	(4,433)
Cash flows from investing activities:
Purchases of short-term deposits	(110,000)	—
Maturities of short-term deposits	38,985	—
Purchases of property and equipment	(4,217)	(1,439)
Capitalized software development costs	(728)	(977)
Net cash used in investing activities	(75,960)	(2,416)
Cash flows from financing activities:
Proceeds from issuance of Series E convertible preferred shares, net of issuance costs	26,781	26,776
Proceeds from exercise of share options	2,467	406
Proceeds from initial public offering, net of underwriting discounts and commissions	392,273	—
Proceeds from cash exercise of series E-1 warrants	6,489	—
Payments of deferred offering costs	(3,375)	—
Net cash provided by financing activities	424,635	27,182
Net increase in cash, cash equivalents, and restricted cash	342,418	20,333
Cash, cash equivalents, and restricted cash—beginning of period	106,657	72,713
Cash, cash equivalents, and restricted cash—end of period	$449,075	$93,046

Reconciliation of GAAP to Non-GAAP Metrics
The following tables reconcile non-GAAP metrics to the most directly comparable GAAP metric and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net profit (loss)	$(86,853)	$(10,680)	$(150,994)	$(15,695)
Income tax (benefit) expense	(523)	311	401	341
Interest income, net	(145)	(43)	(214)	(115)
Other (income) expense, net	64,601	7,712	122,888	1,243
Depreciation and amortization	655	327	1,787	915
Share-based compensation expense	8,506	601	13,632	7,306
Adjusted EBITDA	$(13,759)	$(1,772)	$(12,500)	$(6,005)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
GAAP operating expenses	$47,203	$24,730	$114,132	$73,857
Depreciation and amortization	(496)	(316)	(1,352)	(887)
Share-based compensation expense	(8,433)	(596)	(13,496)	(7,275)
Non-GAAP operating expenses	$38,274	$23,818	$99,284	$65,695

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net profit (loss)	$(86,853)	$(10,680)	$(150,994)	$(15,695)
Remeasurement of convertible preferred share warrant liabilities	64,401	2,579	101,413	1,984
Remeasurement of convertible preferred share tranche rights	—	5,621	21,260	966
Depreciation and amortization	655	327	1,787	915
Share-based compensation expense	8,506	601	13,632	7,306
Non-GAAP net profit (loss)	$(13,291)	$(1,552)	$(12,902)	$(4,524)

Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.78)	$(0.76)	$(3.21)	$(1.13)
Non-GAAP net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.08)	$(0.01)	$(0.08)	$(0.03)

Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	111,164,396	14,088,284	47,073,853	13,940,459
Add: Non-GAAP weighting adjustment for ordinary shares issued in connection with IPO	50,788,044	146,015,629	113,924,282	146,015,629
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to ordinary shareholders, basic and diluted(1)	161,952,440	160,103,913	160,998,135	159,956,088
(1) Weighted-average shares used in computing non-GAAP net profit (loss) per share reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.